June 25, 2013

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Flexible Investment Income Fund (333-187712; 811-22820)

This letter responds to your requests for certain representations from Nuveen Flexible Investment Income Fund (the “Fund”), which were received in a telephone call with the undersigned on June 24, 2013. For convenience, each of your comments is repeated below, with the response immediately following.

1.        Comment: Please confirm that the Fund will not invest more than 10% of its assets in funds that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”), and that the Fund will consider any such investments to be illiquid.

Response: The Fund confirms it will not invest more than 10% of its Managed Assets (as defined in the prospectus) in companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act, and will consider any such investments to be illiquid.

2.        Comment: Please confirm that for purposes of the Fund’s 80% policy, the Fund’s investments in derivatives will be included based on their market value and not their notional value.

Response: Although the Fund does not currently intend to count derivatives toward its policy of investing 80% of its Managed Assets (as defined in the prospectus) in income producing securities, to the extent that the Fund counts derivatives toward this 80% policy, such derivatives will be included based on their market value and not their notional value.

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Securities and Exchange Commission

June 25, 2013

Please note that we are providing these representations with respect to the Fund only and not with respect to any other fund. We reserve the right to take a different position in the future with respect to other funds, as we do not believe there is a basis under the 1940 Act to impose these restrictions. If you should require additional information, please call me at 202.778.9082 or David Glatz at 312.807.4295.

Very truly yours,

/s/ Fatima Sulaiman

Fatima Sulaiman

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